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                                October 2, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Susann R. Reilly


     RE: AMERICAN ARCHITECTURAL PRODUCTS CORPORATION (THE "COMPANY") WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-53375)

Ladies and Gentlemen:

         Pursuant to Rule 259 under the Securities Act of 1933, as amended, we hereby request the consent of the Securities and Exchange Commission to the withdrawal of the Company's Registration Statement on Form S-1, as amended (File No. 333-53375) (the "Registration Statement") effective October 5, 1998. The Company has elected to withdraw the Registration Statement and defer its plans for a public offering of its common stock due to unfavorable market conditions. No offers or sales of securities were made under the Registration Statement.

         Should you have any questions concerning the foregoing, please contact me or Joseph M. Crabb of Squire, Sanders & Dempsey L.L.P., the Company's legal counsel. My telephone number is (330)965-9910 and Mr. Crabb's telephone number is (602)528-4093.

         On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation.

                                    Very truly yours,

                                    /s/ Frank J. Amedia

                                    Frank J. Amedia
                                    President & Chief Executive Officer